UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share
American Depositary Shares, evidenced by American Depositary
Receipts, each representing five Ordinary Shares

(Title of Class of Securities)

G3610R109 (Ordinary Shares)
34415V109 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road Hong Kong China (86) 021-63325063	With a copy to: John Haveman Faegre & Benson LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, MN 55402 (612) 766-8705

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3610R109 34415V109

1		Name of Reporting Person Fosun International Limited

2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		☐
(b)		☐

3		SEC Use Only

4		Source of Funds (See Instructions) OO

5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6		Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 140,646,335*

	8	Shared Voting Power 0

	9	Sole Dispositive Power 140,646,335*

	10	Shared Dispositive Power 0

11		Aggregate Amount Beneficially Owned by Each Reporting Person 140,646,335*

12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13		Percent of Class Represented by Amount in Row (11) 21.05%*

14		Type of Reporting Person (See Instructions) CO

* Number of shares is number of Ordinary Shares.  Percent of class is based on 668,267,925 Ordinary Shares deemed issued and outstanding, based on 715,886,975 reported as outstanding at September 8, 2010 in a prospectus supplement filed by the Issuer with the Securities and Exchange Commission on September 8, 2010, less 47,619,050 Ordinary Shares repurchased on September 24, 2010.

This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission on December 23, 2008 (the “Original 13D”) by Fosun International Limited (“Fosun International”) with respect to Ordinary Shares and American Depositary Shares (each representing five Ordinary Shares) of Focus Media Holding Limited (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on December 24, 2008, Amendment No. 2 to the Original 13D filed on January 26, 2009, Amendment No. 3 to the Original 13D filed on January 30, 2009, Amendment No. 4 to the Original 13D filed on February 9, 2009, Amendment No. 5 to the Original 13D filed on February 20, 2009, Amendment No. 6 to the Original 13D filed on March 26, 2009, and Amendment No. 7 to the Original 13D filed on September 21, 2010.  Unless otherwise stated herein, the Original 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On September 20, 2010, Fosun International and the Issuer entered into a Securities Repurchase Agreement pursuant to which Fosun International agreed to sell, and the Issuer agreed to purchase, 9,523,810 ADSs (representing 47,619,050 Ordinary Shares) for an aggregate purchase price of $200,000,010, or $21.00 per ADS.  The transaction closed on September 24, 2010.

The repurchase reduced Fosun International’s holdings in the Issuer to 28,129,267 ADSs, representing 140,646,335 Ordinary Shares.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No. 8 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun International as of September 24, 2010.

(b)  See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No. 8 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun International as of September 24, 2010 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  Other than as reported in Item 3 above, there have been no transactions in the Issuer’s ADSs or Ordinary Shares effected by Fosun International during the past sixty days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)  Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2010

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director